UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN and Telefonica Wholesale sign to interconnect their data networks, dated June 2, 2005.

Press release

Date
KPN and Telefonica Wholesale sign to interconnect their data networks	June 2, 2005 Number 029pe

They will considerably extend their network reach for IP-VPN MPLS* services.

Telefonica International Wholesale Services and KPN, two of Europe’s leading telecommunications carriers, have signed today an agreement to enable the interconnection of their international data networks.

This Agreement will enable both companies to increase their international coverage creating a seamless international network for their clients, encompassing practically all of Latin America and Europe.

Telefonica Wholesale will extend its coverage through KPN’s network  in Europe, while KPN will extend its coverage in Latin America through Telefonica’s network. The complimentary nature of these networks will provide significant benefits to customers of both companies who will align their sales and marketing activities to enhance delivery of their networking solutions.

The partnership between Telefonica Wholesale and KPN will now enable them to offer corporate customers a one-stop service with seamless, reliable and secure connectivity, and fully-managed networking solutions across the USA, Latin America and Europe.

Mr. John van Vianen, Managing Director of KPN’s Business Unit for Connectivity Services said, “We are delighted we can now offer our customers this important extension of our network coverage with a leading partner like Telefonica. It adds value to our partnership by combining an extensive infrastructure in Southern and Central America with their expert knowledge and understanding of the telecom market in Latin America. The fact that both networks use MPLS means we can give our customers the quality they need for converged services like Voice over IP (VoIP) or video conferencing.”

Mr. Carlos Mariñas, CEO of Telefonica International Wholesale Services, stressed the importance that “since our customers’ service needs remain as they go global, regardless of their geographical location, we have to keep our growth stride to satisfy their always demanding needs, wherever they are. As recent operations have shown we’re still focused on the European Market.  This partnership with KPN, sharing the same market vision and quality of service requirements, will fully match our customers’ connectivity needs.”

* MPLS technology allows corporations to prioritize data traffic delivery through different classes of service over a private network, making it more secure and reliable.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus in Germany and BASE in Belgium, KPN holds the number three position in the mobile markets in these countries.

As of March 31, 2005, KPN served 7.4 million fixed-line subscribers and 1.7 million Internet customers in the Netherlands as well as 17.7 million mobile customers in Germany, the Netherlands and Belgium. KPN employes 30,453 individuals as of the same date.

About Telefonica Wholesale

Telefonica International Wholesale Services is the organization within the Telefonica Group globally providing international wholesale services. The portfolio, mainly addressed to International Carriers, includes Voice, IP, Data and Capacity services, offering direct connectivity between Latin America, US and Europe through its fiber optic international network. Telefonica Wholesale has an International Data network complemented by domestic networks in 10 countries and more than 1.500 PoPs, owns an International OC-192 IP Backbone and has more than 150 direct connections with international carriers. More information about Telefonica International Wholesale Services can be found on the Web at www.telefonica-wholesale.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 6, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel